As filed with the Securities and Exchange Commission on June 4, 2004.       Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_______________________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of issuer of deposited securities as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of issuer's name into English)

Federative Republic of Brazil

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street New York, N.Y. 10286

(212) 495-1727

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________________

Christopher Sturdy

The Bank of New York

101 Barclay Street, 22nd Floor

New York, New York 10286

(212-815-2095

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[ ]  immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [X]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares, representing shares of Series B preferred stock, of Gol Linhas Aéreas Inteligentes S.A.	100,000,000 American Depositary Shares	$5.00	$5,000,000	$633.50

(1)

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EMM-680953_2

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

EMM-680953_2

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus\
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6 and 8
(x) Limitation upon the liability of the depositary	Articles number 14, 18, 19 and 21

3. Fees and Charges	Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer	Article number 11

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of ____________, 2004, among Gol Linhas Aéreas Inteligentes S.A., The Bank of New York as Depositary, and all Owners and Beneficla Owners from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.

Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4.

e.

Certification under Rule 466.  - Not Applicable.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused  this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 3, 2004.

Legal entity created by the agreement for the issuance of American Depositary Receipts for Series B preferred shares of Gol Linhas Aéreas Inteligentes S.A.

By:

The Bank of New York,

As Depositary

By:  /s/ Teresa Loureiro-Stein

        Teresa Loureiro-Stein

        Vice President

- # -

Pursuant to the requirements of the Securities Act of 1933, Gol Linhas Aéreas Inteligentes S.A. has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of São Paulo, São Paulo, Brazil, on June 3, 2004.

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:  /s/ Constantino de Oliveira Junior

         Name:  Constantino de Oliveira Junior

Title:  Chief Executive Officer and President

By:  /s/ Richard Freeman Lark, Jr.

         Name:  Richard Freeman Lark, Jr.

Title:  Chief Financial Officer and Vice

            President, Finance

Each person whose signature appears below hereby constitutes and appoints Constantino de Oliveira Junior, Constantino de Oliveira, Henrique Constantino, Joachim Constantino Neto, Ricardo Constantino and Richard Freeman Lark, Jr., and each of them, individually, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead in any and all capacities, in connection with this Registration Statement, including to sign in the name and on behalf of the undersigned, this Registration Statement and any and all amendments thereto (including post-effective amendments) and to file the same, with all exhibits thereto, and other documents in connection threwith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons on June 3, 2004 in the capacities indicated:

/s/ Constantino de Oliveira Junior

President and Chief Executive Officer

Constantino de Oliveira Junior

/s/ Constantino de Oliveira

Chairman of the Board of Directors

Constantino de Oliveira

/s/ Henrique Constantino

Director

Henrique Constantino

/s/ Joaquim Constantino Neto

Director

Joaquim Constantino Neto

/s/ Ricardo Constantino

Director

Ricardo Constantino

/s/ Peter Yu

Director

Peter Yu

/s/ Ana Vigon Tabar

Director

Ana Vigon Tabar

/s/ Claudio Eugênio Stiler Galeazzi

Director

Claudio Eugênio Stiler Galeazzi

/s/ Richard Freeman Lark, Jr.

Chief Financial Officer, Vice President, Finance

Richard Freeman Lark, Jr.

and Principal Accounting Officer

PUGLISI & ASSOCIATES

Authorized Representative in the United States

By:. /s/ Donald J. Puglisi

        Donald J. Puglisi

        Authorized Signatory

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INDEX TO EXHIBITS

Exhibit Number	Exhibit

1

Form of Deposit Agreement dated as of __________, 2004, among Gol Linhas Aéreas Inteligentes S.A., The Bank of New York, as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder.

4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.

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